INDEX ANNOUNCEMENT S&P Dow Jones Indices Announces March 2023 Quarterly Rebalance of the S&P/ASX Indices SYDNEY, MARCH 3, 2023: S&P Dow Jones Indices announced today the changes in the S&P/ASX Indices, effective prior to the open of trading on Monday, March 20, 2023, as a result of the March quarterly review. S&P/ASX 20 Index – Effective Prior to the Open on March 20, 2023 Action Code Company Addition S32 South32 Limited Removal JHX James Hardie Industries PLC S&P/ASX 50 Index – No change. S&P/ASX 100 Index – Effective Prior to the Open on March 20, 2023 Action Code Company Addition NHF NIB Holdings Limited Addition TNE Technology One Limited Removal ARB ARB Corporation Limited Removal SGR The Star Entertainment Group Limited S&P/ASX 200 Index – Effective Prior to the Open on March 20, 2023 Action Code Company Addition 360 Life360 Inc. Addition NWH NRW Holdings Limited

Addition	PNV	Polynovo Limited
Addition	SYR	Syrah Resources Limited
Removal	ABC	Adbri Limited
Removal	NVX	Novonix Limited
Removal	RMS	Ramelius Resources Limited
Removal	SIQ	Smartgroup Corporation Limited

S&P/ASX 300 Index – Effective Prior to the Open on March 20, 2023		
Action	Code	Company
Addition	ADT	Adriatic Metals PLC
Addition	BCB	Bowen Coking Coal Limited
Addition	EBO	EBOS Group Limited
Addition	HAS	Hastings Technology Metals Limited
Addition	RIC	Ridley Corporation Limited
Addition	RNU	Renascor Resources Limited
Addition	RSG	Resolute Mining Limited
Addition	SLX	Silex Systems Limited
Addition	TER	Terracom Limited
Addition	TIE	Tietto Minerals Limited
Addition	TLG	Talga Group Limited
Addition	WBT	Weebit Nano Limited
Removal	AMI	Aurelia Metals Limited
Removal	ASM	Australian Strategic Materials Limited
Removal	BET	Betmakers Technology Group Limited
Removal	BVS	Bravura Solutions Limited
Removal	CCX	City Chic Collective Limited

INDEX ANNOUNCEMENT

Removal	CVN	Carnarvon Energy Limited
Removal	EML	EML Payments Limited
Removal	PGH	Pact Group Holdings Limited
Removal	SXL	Southern Cross Media Group Limited

All Ordinaries – Effective Prior to the Open on March 20, 2023		
Action	Code	Company
Addition	A11	Atlantic Lithium Limited
Addition	A1M	Aic Mines Limited
Addition	AIZ	Air New Zealand Limited
Addition	ANG	Austin Engineering Limited
Addition	APZ	Aspen Group
Addition	ASN	Anson Resources Limited
Addition	ATA	Atturra Limited
Addition	AVR	Anteris Technologies Limited
Addition	BCB	Bowen Coking Coal Limited
Addition	C79	Chrysos Corporation Limited
Addition	CKA	Cokal Limited
Addition	COB	Cobalt Blue Holdings Limited
Addition	D2O	Duxton Water Limited
Addition	DRE	Dreadnought Resources Limited
Addition	GAL	Galileo Mining Limited
Addition	GDG	Generation Development Group Limited
Addition	GL1	Global Lithium Resources Limited
Addition	GNX	Genex Power Limited
Addition	HFR	Highfield Resources Limited

INDEX ANNOUNCEMENT

Addition	HZN	Horizon Oil Limited
Addition	IFT	Infratil Limited
Addition	IGL	Ive Group Limited
Addition	IOD	Iodm Limited
Addition	IPG	Ipd Group Limited
Addition	IVZ	Invictus Energy Limited
Addition	KPG	Kelly Partners Group Holdings Limited
Addition	KSC	K & S Corporation Limited
Addition	KSL	Kina Securities Limited
Addition	LAU	Lindsay Australia Limited
Addition	LIN	Lindian Resources Limited
Addition	LPI	Lithium Power International Limited
Addition	LRS	Latin Resources Limited
Addition	LYL	Lycopodium Limited
Addition	MAY	Melbana Energy Limited
Addition	MRM	MMA Offshore Limited
Addition	NTU	Northern Minerals Limited
Addition	NXD	Nexted Group Limited
Addition	NZM	Nzme Limited
Addition	PEN	Peninsula Energy Limited
Addition	PGC	Paragon Care Limited
Addition	PLY	Playside Studios Limited
Addition	QRI	Qualitas Real Estate Income Fund
Addition	RDT	Red Dirt Metals Limited
Addition	RHI	Red Hill Minerals Limited
Addition	SM1	Synlait Milk Limited

INDEX ANNOUNCEMENT

Addition	SMP	Smartpay Holdings Limited
Addition	SRG	SRG Global Limited
Addition	SRL	Sunrise Energy Metals Limited
Addition	SVM	Sovereign Metals Limited
Addition	TBN	Tamboran Resources Limited
Addition	TER	Terracom Limited
Addition	TGP	360 Capital Group
Addition	THL	Tourism Holdings Rentals Limited
Addition	URF	US Masters Residential Property Fund
Addition	VIT	Vitura Health Limited
Addition	WOT	Wotso Property
Removal	3DP	Pointerra Limited
Removal	4DX	4Dmedical Limited
Removal	ABY	Adore Beauty Group Limited
Removal	ADN	Andromeda Metals Limited
Removal	ADO	Anteotech Limited
Removal	ALC	Alcidion Group Limited
Removal	AMS	Atomos Limited
Removal	ART	Airtasker Limited
Removal	AVH	Avita Medical Inc.
Removal	AXE	Archer Materials Limited
Removal	BBT	Bluebet Holdings Limited
Removal	BKG	Booktopia Group Limited
Removal	CEL	Challenger Exploration Limited
Removal	DUB	Dubber Corporation Limited
Removal	EGR	Ecograf Limited

INDEX ANNOUNCEMENT

INDEX ANNOUNCEMENT Removal EOS Electro Optic Systems Holdings Limited Removal ERD EROAD Limited Removal FLN Freelancer Limited Removal GLB Globe International Limited Removal HPG Hipages Group Holdings Limited Removal IPD ImpediMed Limited Removal JAN Janison Education Group Limited Removal KED Keypath Education International Inc. Removal LRK Lark Distilling Co. Limited Removal MME Moneyme Limited Removal MMM Marley Spoon Ag Removal MVP Medical Developments International Limited Removal NCZ New Century Resources Limited Removal ORR Orecorp Limited Removal POS Poseidon Nickel Limited Removal PPK PPK Group Limited Removal RBL Redbubble Limited Removal RTR Rumble Resources Limited Removal RWL Rubicon Water Limited Removal SRX Sierra Rutile Holdings Limited Removal STP Step One Clothing Limited Removal SZL Sezzle Inc. Removal VHT Volpara Health Technologies Limited Removal WGN Wagners Holding Company Limited Removal WSP Whispir Limited Removal WZR Wisr Limited

INDEX ANNOUNCEMENT S&P/ASX All Technology Index – Effective Prior to the Open on March 20, 2023 Action Code Company Removal CTT Cettire Limited Removal DUB Dubber Corporation Limited Removal FCL Fineos Corporation Holdings PLC Removal FDV Frontier Digital Ventures Limited Removal KGN Kogan.Com Limited Removal RBL Redbubble Limited Removal TPW Temple & Webster Group Limited Any changes to constituent data can be viewed in the proforma files delivered to client SFTP accounts after market close today. Any changes to index shares data for capped and equal weighted indices will be made available in proforma files delivered to client SFTP accounts after market close on Friday, March 10, 2023. For more information about S&P Dow Jones Indices, please visit www.spglobal.com/spdji.

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